Crane Company

100 First Stamford Place

Stamford, Connecticut 06902

   June 12, 2024

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Charles Eastman

Claire Erlanger

Re:	Crane Company

Form 10-K for the Year Ended December 31, 2023

Response dated May 31, 2024

File No. 001-41570

Ladies and Gentlemen:

Crane Company (the “Company”) hereby provides responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated June 4, 2024 (the “Comment Letter”) with respect to the above-referenced Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) filed with the Commission by the Company on February 26, 2024.

The heading and paragraph number in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Form 10-K. All references to page numbers and captions (unless otherwise stated) under the header titled “Form 10-K for the Year Ended December 31, 2023” correspond to the page numbers and captions in the Form 10-K.

Form 10-K for the Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results from Operations-For the Years ended December 31, 2023, 2022 and 2021, page 23

1.

We note your response to our prior comment 1 that you will revise to define core sales as “change in sales excluding the impact of foreign currency translation, acquisitions, and divestitures.” However, we believe that core sales and core sales growth should be identified as non-GAAP financial measures and the disclosures required by Item 10(e) of Regulation S-K, such as the reconciliation to the most comparable GAAP measure, should be provided when the measures are disclosed in your filings. Please revise future filings accordingly.

Response: The Company respectfully acknowledges the Staff’s comment. The Company does not present core sales for any period but rather discusses core sales as a reason for the year-over-year GAAP net sales change. By way of reference, on page 23 of the Form 10-K for the Year Ended December 31, 2023, the Company provides the components of sales growth including impacts from the core business, foreign exchange and acquisitions/dispositions. Accordingly, we do not believe that core sales or core sales growth as currently described in our filings as performance metrics should be identified as non-GAAP financial measures and would not require the disclosures in Item 10(e) of Regulation S-K. However, as noted in our response to the Staff’s comment letter dated May 31, 2024, we will define the term core sales when used in future filings, including Forms 10-K, 10-Q, and the earnings release filed as an exhibit to Form 8-K. In addition, we will ensure that core sales and core sales growth are presented with appropriate prominence in relation to the most comparable GAAP measure (Net sales and Net sales growth) when presented discretely.

We appreciate the opportunity to respond to your comment. In the event you have any additional questions, please do not hesitate to contact me directly at (203) 363-7240.

Respectfully,

/s/ Richard A. Maue
Richard A. Maue
Executive Vice President and Chief Financial Officer

cc:	Jeffrey W. Acre

K&L Gates LLP

2